                                       Filed by HealthAxis Inc. pursuant to Rule
                                       425 under the Securities Act of 1933.
                                       Subject Company: Health Axis.com, Inc.
                                       Registration No.: 333-30256

                                [GRAPHIC OMITTED]


FOR IMMEDIATE RELEASE

Investor and Media Contact:
HealthAxis Inc.
Steven M. Kaplan
610-275-3800
skaplan@healthaxis.com


         HEALTHAXIS INC. ANNOUNCES APPROVAL OF CONTINUED NASDAQ LISTING

       Shares Will Continue to be Listed on NASDAQ National Market System


EAST NORRITON, PA. Jan 16, 2001--HealthAxis Inc. (NASDAQ: HAXS) reports that the Nasdaq Listings Qualification Panel has determined to continue the Company's listing on The Nasdaq National Market. The continued listing is subject to the Company holding its annual meeting and consummating its merger with HealthAxis.com, Inc. on or before January 29, 2001. In addition, by March 31, 2001 the Company must file its Form 10-K for the year ended December 31, 2000, which must include a February 28, 2001 balance sheet evidencing net tangible assets of at least $17,000,000. The Company must also be able to demonstrate compliance with all requirements for continued listing on The Nasdaq National Market. The Company believes that it will meet all of these requirements.

         The Company currently intends to hold its Annual Meeting of Shareholders on January 26, 2001. Subject to the receipt of the appropriate shareholder vote, it is presently anticipated that the merger will close on or about January 26, 2001.

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                                                    HealthAxis Listing Continued
                                                                    Jan 16, 2001
                                                                     Page 2 of 2



About HealthAxis
----------------
HealthAxis.com, a subsidiary of HealthAxis Inc., is a leader in Web-enabling both healthcare payers and the intermediaries through which product is sold and serviced. The Company's proprietary Insur-Web(TM), Insur-Enroll(R), and Insur-Admin(TM) product line allows clients to participate in the emerging digital economy by integrating client legacy systems into the World Wide Web. HealthAxis customers enjoy reduced costs and enhanced productivity in their core business operations -- including plan rating, distribution, enrollment, and member services -- through the integration of the Company's advanced, XML-enabled product line. Additionally, HealthAxis provides payers with software and services for claims processing, plan administration, and imaging through the following products: Insur-Claims(TM), Insur-Dental(TM), Insur-Image(TM), and Insur-Voice(TM). The Company's customers include leading health insurers, Blue Cross/Blue Shield organizations, third-party administrators, and Web-based insurance and benefits marketers. HealthAxis.com is headquartered in suburban Philadelphia, with significant operations in Dallas, as well as offices in eight additional locations both domestic and abroad. The Company employs over 350 IT professionals. You can visit HealthAxis on the Internet at: http://www.healthaxisasg.com



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain statements made which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to trends, management's beliefs, expectations and opinions, which are based upon a number of assumptions concerning future conditions that ultimately may prove to be inaccurate. Such forward-looking statements are subject to risks and uncertainties and may be affected by various factors which may cause actual results to differ materially from those in the forward-looking statements. For further information which could cause actual results to differ from the Company's expectations, as well as other factors which could affect the Company financial statements, please refer to HealthAxis Inc.'s reports filed with the Securities and Exchange Commission.